SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                  Commission File Number 0-26828
                                                                         -------

                                MORO CORPORATION
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             (Exact name of registrant as specified in its charter)


   Bala Pointe, Suite 240, 111 Presidential Boulevard, Bala Cynwyd, PA 19004
                                 (610) 667-9050
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


              Series A Common Stock, par value $.01 per share (1)
                        Redeemable Class A Warrants (1)
                        Redeemable Class B Warrants (1)
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


                  Common Stock, par value $.001 per share (2)
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]               Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)   [ ]               Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)    [ ]               Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]               Rule 15d-6              [ ]
     Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date: None (3)
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     Pursuant to the requirements of the Securities Exchange Act of 1934, MORO
CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 1999                         By: /s/ David W. Menard
                                                -------------------------------
                                                David W. Menard, President

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(1) NOTE: All of the outstanding shares and warrants of the classes of securities listed were cancelled by order of the U.S. Bankruptcy Court for the District of Delaware, dated May 7, 1999, approving the First Modified Chapter 11 Plan of Reorganization of the Issuer.

(2) NOTE: Shares of Common Stock par value $.001 per share, have been (and/or will be) issued pursuant to the Court confirmed Plan of Reorganization.

(3) NOTE: The classes of securities described in Note 1 are no longer owned by any holders of record. The shares of Common Stock issued (and/or to be issued) pursuant to the Plan of Reorganization are expected to be held by approximately 500 holders of record.